

Mail Stop 3561

August 6, 2008

Via U.S. Mail

Lanny M. Roof
President, Treasurer, Chief Executive Officer and Certified Public Accountant
Universal Holdings, Inc.
P.O. Box 8851
Rocky Mount, North Carolina 27804

> **Re: Universal Holdings, Inc.**
> **Form S-1**
> **Filed July 28, 2008**
> **File No. 333-152571**

Dear Mr. Roof:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

Outside Front Cover Page

1. Please relocate the information disclosed on page 2 of your prospectus to the outside front cover page of your prospectus. Also, please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.10 per share. Your explanation should address the fact that the $0.10 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. These facts raise questions about whether the offering price is a bona fide price. Alternately, increase the fixed price and pay the additional filing fee.

Description of Business, page 8

2. We note your disclosure on page 9 that you contracted with Advanced Technical Components, Incorporated for the production of its product. Please revise your disclosure to provide the date of purchase of products manufactured for you. Also, please file a copy of this contract as an exhibit to your Registration Statement or explain to us why you believe it is not required.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP
       Fax: (732) 577-1188